UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated December 8, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: December 8, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER ACHIEVES STRONG GLOBAL SALES IN NOVEMBER

December 8, 2016, Whitley, UK: Jaguar Land Rover, the UK’s leading manufacturer of premium luxury vehicles, today reported its best ever November retail sales of 47,588 vehicles, up 2% compared to November 2015.

The year-on-year growth in retail volumes was driven by strong sales of the new Jaguar XF (with the addition of the long wheel base XFL in China) and F-PACE as well as continuing solid sales of the Land Rover Discovery Sport and Range Rover Sport, offset partially by the run-out of Land Rover Discovery in advance of the all-new model in 2017.

Jaguar Land Rover delivered solid retail sales growth across the majority of key regions for November year on year, with China (up 42%) and North America (up 20%) partially offset by softer sales in the UK (down 13%), Europe (down 6%) and in other overseas markets, which include Russia and Brazil (down 25%). Jaguar Land Rover sold 527,937 vehicles in the first 11 months of 2016, 21% up on the same period in the prior year.

Commenting on the performance, Andy Goss, Jaguar Land Rover Group Sales Operations Director, said: “These are solid results underpinned by encouraging performance in China, where our sales are growing healthily in an incredibly competitive environment. Sales in our Land Rover brand have been affected by the run-out of the Land Rover Defender and the current Land Rover Discovery model, but our growing order bank for the New Discovery gives us confidence for 2017.

“Meanwhile, the Jaguar brand continues to show strong growth, primarily driven by XF and F-PACE which have inspired a new generation of customers to try the Jaguar experience.”

Jaguar recorded its best November ever, with retail sales reaching 14,613 vehicles, up 83% compared to November last year, and driven by continuing strong sales of the new XF and the F-PACE. Calendar year-to-date sales for Jaguar were 132,381, up 75% year-on-year.

Land Rover recorded November sales of 32,975 vehicles, down 14% on November 2015, as continuing solid sales of the Land Rover Discovery Sport and Range Rover Sport were offset by lower volumes of the discontinued Land Rover Defender and outgoing Discovery. Calendar year-to-date sales for Land Rover reached 395,556 vehicles, 9% up on the prior year.

	November	% increase (decrease) YOY	Jan – November	% increase YOY	15/16 Financial Year	% increase YOY
Jaguar Land Rover	47,588	2	527,937	21	521,571	13
Jaguar	14,613	83	132,381	75	94,449	23
Land Rover	32,975	(14)	395,556	9	427,122	11

ENDS

Notes to editors:

•	Jaguar Land Rover is the largest automotive manufacturer in Britain;

•	Over the past five years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested over £12 billion in new product creation and capital expenditure;

•	With a balanced regional distribution of sales, in 2015, Jaguar Land Rover sold 487,065, up 5% year-on-year. Of that, Jaguar sold 83,986 vehicles and Land Rover sold 403,079 vehicles;

•	Jaguar Land Rover will invest over £3 billion in its products and facilities in Fiscal 2015 /16;

•	Jaguar Land Rover is one of the UK’s largest exporters and generates over 80% of its revenue from exports.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.